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                                                                 Exhibit (a)(10)

                                                           FOR IMMEDIATE RELEASE

                   FEDERATED COMPLETES FINGERHUT TENDER OFFER

Cincinnati, OH -- March 18, 1999 -- Federated Department Stores, Inc. (NYSE: FD) today announced the successful completion of its tender offer for the common shares of Fingerhut Companies, Inc. (NYSE:FHT).

Based on a preliminary count, 47,806,078 Fingerhut common shares (including 1,267,371 shares subject to guarantees of delivery), representing 96.3 percent of all outstanding Fingerhut common shares, were purchased by Federated following the expiration of the offer yesterday. The depository will promptly commence delivery of payments to tendering shareholders.

Federated will acquire the Fingerhut common shares not purchased in the tender offer through a cash merger to be completed as promptly as practicable. In the merger, the remaining Fingerhut common shares will be converted into the right to receive the $25 per share amount paid in the tender offer.

The total acquisition price is $1.7 billion. Federated financed the transaction through a combination of cash on hand and the proceeds of commercial paper borrowings, a portion of which are expected to be refinanced by long-term debt.

Fingerhut is a database marketing company that sells a broad range of products and services directly to consumers via catalogues, direct marketing and the Internet.

Federated, with corporate offices in Cincinnati and New York, is one of the nation's leading department store retailers, with annual sales of more than $15.8 billion. Federated currently operates more than 400 department stores in 33 states under the names of Bloomingdale's, The Bon Marche, Burdines, Goldsmith's, Lazarus, Macy's, Rich's and Stern's. Federated also operates direct mail catalog and electronic commerce subsidiaries under the names of Bloomingdale's By Mail, Macy's By Mail and Macys.Com.

(NOTE: Information on Federated and its operating divisions is available on the Internet at http://www.federated- fds.com. Copies of past press releases and corporate background data also are available by calling Fax-On-Demand at 1-800-853-9150.)

CONTACT:  Federated Department Stores, Inc.
          Media             - Carol Sanger, (513) 579-7764
          Investor          - Susan Robinson, (513) 579-7780


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